Filed by Willow Lane Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Willow Lane Acquisition Corp.

Commission File No. 001-42400

Boost Run Holdings, LLC

Date: March 5, 2026

As previously disclosed, on September 15, 2025, Willow Lane Acquisition Corp., a Cayman Islands exempted company (“Willow Lane”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) Boost Run Inc., a Delaware corporation (“Pubco”), (ii) Benchmark Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, (iii) Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco, (iv) Boost Run Holdings, LLC, a Delaware limited liability company (“Boost Run”), (v) George Peng, solely in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for Willow Lane shareholders as of immediately prior to the Effective Time and their successors and assigns (other than the holders of Boost Run’s issued and outstanding membership interests (the “Sellers”)) in accordance with the terms and conditions of the Business Combination Agreement, and (vi) Andrew Karos, solely in the capacity as the representative from and after the Effective Time for the Sellers as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Business Combination Agreement for a proposed business combination (the “Business Combination”).

The following case study was published by vCluster on March 5, 2026, and includes a statement by the Chief Executive Officer of Boost Run, Andrew Karos. A link to the case study may be published to Boost Run’s website.

How Neocloud Provider Boost Run Brought a GPU-Native Managed Kubernetes Service to Market in Under 45 Days

Key Metrics

●	<45 days
from decision to production launch

●	1K+
GPUs under management

●	0
new platform engineering hires required

Customer Quotes

“Speed to market is everything in the GPU cloud space. From day one, our roadmap included delivering a world-class managed Kubernetes experience on top of our GPU infrastructure. Partnering with vCluster was a deliberate strategic decision. It let us move at the speed our market demands without compromising on enterprise-grade quality.” - Andrew Karos, CEO, Boost Run

Without vCluster

In a Market That Moves in Weeks, Building from Scratch Was Not an Option

Boost Run is an NVIDIA Preferred Cloud Service Provider (CSP) delivering enterprise-grade GPU infrastructure across multiple U.S. data center locations. With SOC 2, ISO 27001, ISO 27701, and HIPAA certifications, Boost Run provides thousands of GPUs to customers powering AI and high-performance workloads at scale. From its inception, the company’s roadmap extended well beyond bare-metal GPU access. Boost Run’s founding team recognized early that enterprise customers require not just raw compute power, but a fully managed, cloud-native Kubernetes experience - complete with strong tenant isolation, self-service provisioning, and native support for tools like GPU Operator, Ray, KServe, and custom CRDs.

This was never a reactive pivot. Managed Kubernetes was always the next phase of Boost Run’s platform strategy. The question was not whether to build it, but how to bring it to market at the pace the GPU cloud space demands.

Why a Partnership Approach

Boost Run’s leadership evaluated the build-versus-partner decision rigorously. Building a hyperscaler-grade, multi-tenant Kubernetes platform from scratch would have required a dedicated team of senior platform engineers, months of development runway, and ongoing operational investment that would divert focus from core infrastructure innovation.

The math was clear: the GPU market moves in weeks, not quarters. Rather than spend months building a platform from scratch, Boost Run chose to partner with vCluster as the foundation of its managed Kubernetes offering, accelerating time to market and unlocking enterprise revenue on its best-in-class infrastructure. Boost Run needed a partner with deep Kubernetes expertise and a production-hardened multi-tenant architecture, one that would amplify, not constrain, its platform vision.

What Boost Run Needed

●	A scalable multi-tenant Kubernetes architecture that avoided per-customer cluster sprawl
●	Dedicated GPU isolation at the hardware level with centralized lifecycle management
●	Automated, tenant-level network isolation without manual configuration overhead
●	Compatibility with the full GPU-native AI toolchain customers expect
●	A path from decision to production in weeks, not months

With vCluster

From Strategic Decision to Production in Under 45 Days

vCluster offered precisely the architecture Boost Run’s roadmap called for. Instead of spinning up heavyweight physical clusters per tenant, Boost Run could deploy fully isolated Kubernetes control planes backed by dedicated GPU hardware while centralizing lifecycle management. This dramatically reduced operational complexity without compromising the strong isolation enterprise customers require.

●	Dedicated GPU Isolation via Private Nodes: Each tenant receives a fully isolated Kubernetes control plane backed by dedicated GPU hardware through vCluster’s Private Node model. The Private Node model is designed to deliver predictable performance and eliminate noisy-neighbor concerns, critical for AI training and inference workloads.
●	Automated Network Isolation via Netris: vCluster’s integration with Netris provides automated, tenant-specific network provisioning. Secure data paths are established per tenant without manual configuration, enabling Boost Run to onboard customers rapidly and at scale.
●	Simplified Fleet Operations: Instead of provisioning and maintaining full Kubernetes clusters for each customer, Boost Run uses vCluster to centralize provisioning, upgrades, and lifecycle management. This operational efficiency is what allowed the team to launch without expanding its platform engineering headcount.
●	Full GPU-Native Workload Support: Customers can run GPU Operator, Ray, KServe, AI schedulers, and custom Kubernetes tooling inside their isolated virtual clusters with predictable GPU scheduling and no tool conflicts between tenants.

From the strategic decision to partner with vCluster to a production-ready managed Kubernetes service, Boost Run moved to production in less than 45 days. The result is an EKS-like managed Kubernetes experience running on bare-metal GPUs, combining NVIDIA hardware performance with the cloud-native developer experience enterprise teams expect from hyperscaler environments.

Why vCluster

A Production-Hardened Foundation for GPU-Native Neoclouds

Boost Run selected vCluster because it provided a production-ready, multi-tenant Kubernetes architecture purpose-built for environments like its own. Rather than assembling and staffing a platform internally, Boost Run leveraged vCluster’s years of architectural investment to accelerate time to revenue while maintaining enterprise-grade isolation and operational control.

●	Accelerated Time to Market: vCluster enabled Boost Run to move from strategic decision to production launch in under 45 days. In a GPU market that moves in weeks, not quarters, this speed allowed Boost Run to monetize its managed Kubernetes offering without delaying enterprise customer acquisition.
●	Avoided Platform Engineering Expansion: Building a hyperscaler-grade Kubernetes platform from scratch would have required dedicated hiring, months of development runway, and ongoing operational investment. By partnering with vCluster, Boost Run avoided significant platform engineering hiring and development costs while keeping its team focused on core infrastructure innovation.
●	Enterprise-Grade Isolation and Architecture: Through vCluster’s Private Node model, each tenant receives a fully isolated Kubernetes control plane backed by dedicated GPU hardware. Combined with automated tenant-level network isolation via Netris, Boost Run is equipped to deliver predictable performance and strong security boundaries for AI workloads.
●	Hyperscaler-Comparable Experience: Enterprise customers expect more than raw GPU capacity. They expect a cloud-native Kubernetes experience with support for GPU Operator, Ray, KServe, AI schedulers, and custom tooling. vCluster enabled Boost Run to deliver that experience on bare-metal GPUs, strengthening its competitive positioning against hyperscaler offerings.
●	Expanded Total Addressable Market: With managed Kubernetes now live, Boost Run has expanded beyond bare-metal GPU access into a higher-value, enterprise-ready platform offering. This strategic evolution positions Boost Run as a next-generation Neocloud built for AI infrastructure at scale.

With vCluster as the foundation, Boost Run brought a GPU-native managed Kubernetes service to market rapidly and confidently, combining best-in-class NVIDIA hardware with a production-hardened Kubernetes platform designed for multi-tenant AI environments.

Looking Ahead

Defining the Next Generation of GPU Cloud

With managed Kubernetes now live in production, Boost Run has established itself as a next-generation Neocloud built for AI, offering the full stack from bare-metal GPU infrastructure to a cloud-native Kubernetes developer experience. The partnership with vCluster positions both companies to continue innovating together as the demands of AI infrastructure evolve.

For GPU cloud providers evaluating how to bring managed Kubernetes to market, the Boost Run and vCluster partnership offers a clear blueprint: combine best-in-class GPU hardware with a production-hardened virtual Kubernetes platform, and move at the speed your market demands.

“This partnership validates what we’ve always believed: the future of GPU cloud is not just about hardware. It’s about delivering the complete, managed platform experience that enterprise AI teams need. vCluster helped us get there on our timeline.” - Andrew Karos, CEO, Boost Run

Additional Information and Where to Find It

Willow Lane, Boost Run and Pubco intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement of Willow Lane and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of Willow Lane as of a record date to be established for voting on Willow Lane’s proposed Business Combination with Boost Run. SHAREHOLDERS OF WILLOW LANE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH WILLOW LANE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLOW LANE, BOOST RUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Willow Lane Acquisition Corp, 250 West 57th Street, Suite 415, New York, NY 10107; or Boost Run, LLC, 5 Revere Drive, Suite 200 Northbrook, IL 60062.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits and timing of the completion of the Business Combination; statements about Boost Run’s market opportunity and the potential growth of that market; Boost Run’s strategy, outcomes and growth prospects; trends in Boost Run’s industry and markets; the competitive environment in which Boost Run operates; the ability for Boost Run to raise funds to support its business; the sources and uses of cash of the Business Combination; and the anticipated capitalization and enterprise value of the Pubco following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Boost Run’s and Willow Lane’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Boost Run and Willow Lane.

These forward-looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts Boost Run’s current plans and operations as a result of the announcement and consummation of the Business Combination; the inability of the parties to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of Willow Lane’s securities on a national securities exchange; the ability to obtain or maintain the listing of the Pubco’s securities on Nasdaq following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; Boost Run’s limited operating history, lack of history of operating as a public company and the rapidly evolving industry in which it operates; Boost Run’s use and reporting of business and operational metrics; uncertainties surrounding Boost Run’s business model; Boost Run’s expectations regarding future financial performance, capital requirements and unit economics; Boost Run’s competitive landscape; capital market, interest rate and currency exchange risks; Boost Run’s ability to manage growth and expand its operations; Boost Run’s ability to attract and retain additional customers and additional business from existing customers; Boost Run’s ability to secure additional data center capacity at affordable rates; Boost Run’s ability to acquire the GPUs necessary to expand its business at anticipated prices; the prices at which Boost Run will be able to sell the services it provides; Boost Run’s ability to provide reliable high compute services; Boost Run’s ability to successfully develop and sell new products and services; the risk that Boost Run’s technology and infrastructure may not operate as expected, including but not limited to as a result of significant coding, manufacturing or configuration errors; the failure to offer high quality technical support; Boost Run’s dependence on members of its senior management and its ability to attract and retain qualified personnel; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic and geopolitical environment; risks related to the marketing of Boost Run’s services to various government entities; uncertainty or changes with respect to laws and regulations; data protection or cybersecurity incidents and related regulations; disruption in the electrical power grid at or near one or more of Boost Run’s data centers; physical security breaches; supply chain disruptions; changes in tariffs or import restrictions; Boost Run’s lack of business interruption insurance; Boost Run’s ability to maintain, protect and defend its intellectual property rights; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Willow Lane’s securities; the risk that the Business Combination may not be completed by Willow Lane’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Willow Lane; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against Boost Run, Willow Lane, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the risk that shareholders of Willow Lane could elect to have their shares redeemed, leaving Pubco with insufficient cash to execute its business plans; past performance by Boost Run management team may not be indicative of the future performance of Pubco after the Business Combination; the risk that an active market for the securities of Pubco after the Business Combination may not develop; and those risk factors discussed in documents of Willow Lane, Boost Run and Pubco filed, or to be filed, with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Willow Lane nor Boost Run presently know or can anticipate or that Willow Lane and Boost Run currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Willow Lane’s, Boost Run’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this communication. Willow Lane, Boost Run and Pubco anticipate that subsequent events and developments will cause Willow Lane’s, Boost Run’s and Pubco’s assessments to change. However, while Willow Lane, Boost Run and Pubco may elect to update these forward-looking statements at some point in the future, Willow Lane, Boost Run and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Willow Lane. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Willow Lane, Boost Run and Pubco undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Willow Lane, Boost Run and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Willow Lane’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Willow Lane’s securities are, or will be, contained in filings with the SEC relating to the Business Combination. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Willow Lane’s shareholders in connection with the Business Combination, including the names and interests of Boost Run’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Registration Statement for the Business Combination. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE